UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

As at July 2011

Commission File No. 00-30082

ENVOY CAPITAL GROUP INC.
(Translation of registrant's name into English)

30 St. Patrick Street, Suite 301
Toronto, Ontario M5T 3A3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

SUBMITTED HEREWITH

Exhibits
99.1	Material Change Report and Press Release dated April 20, 2011
99.2	Form 52-109F2 Certification of Interim Filings of Chief Executive Officer dated May 13, 2011
99.3	Form 52-109F2 Certification of Interim Filings of Chief Financial Officer dated May 13, 2011
99.4	Material Change Report and Press Release dated May 17, 2011
99.5	Material Change Report and Press Release dated July 13, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2011

ENVOY CAPITAL GROUP INC.

/s/ Andrew Patient
_________________________________________
Andrew Patient
Chief Financial Officer